FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Announces Organizational and Management Changes

March 18, 2015, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced organizational and management changes to streamline operations, strengthen client focus, and improve the Company’s profitability and financial position. The management changes were approved by the Board of Directors and are part of ICA’s ongoing leadership transition process. These changes are effective June 1, 2015.

The organizational changes will realign business units to match client profiles and ensure end-to-end execution of projects. The most important changes are in the Construction, International, and Concessions divisions.

Alonso Quintana, ICA’s CEO, noted, “As ICA continues to grow and the complexity of our businesses increase, we are realigning our business units to streamline operations, strengthen our balance sheet, improve our profitability, and ultimately to continue to deliver the best solutions for our clients.”

“We expect to make other announcements in the near future that will further demonstrate ICA’s commitment to these principles.” Quintana added.

The Construction division will be reconfigured to focus on public and private third party clients in Mexico, and will be led by Jorge Delgado, currently the most senior manager in the Construction division. With more than 37 years of experience in ICA, he has been responsible for the construction of many of ICA’s signature highway, dam, airport, and mining projects.

The International division will manage all construction projects for international clients and oversee international affiliates. This change reflects the growing importance of ICA’s international business and the opportunities for greater integration of these operations. Rubén López, head of International business development, will head this division.

The reconfigured Concessions division will integrate all phases of the infrastructure concessions life cycle, including construction, management and operation, as well as capital recycling transactions. Victor Bravo, currently CFO, will head this division.

Gabriel de la Concha will become Chief Financial Officer. He has been responsible for all structured, project, and corporate financing for the Company and has been ICA’s Treasurer for the last decade. He has a 23-year career in ICA and holds an Industrial Engineering degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a Master’s degree in International Finance from the University of Westminster in England and the École Supérieur de Commerce CERAM in France, and has pursued additional studies in Stanford Graduate School of Business and the University of Pennsylvania’s Wharton School of Business.

Luis Horcasitas and Carlos Mendez, current leaders of the Construction and Concessions divisions, respectively, will now become Executive Vice Presidents, advising the CEO and Executive Committee.

Bernardo Quintana, Chairman of the Board, said, “ICA has been engaged in an orderly leadership transition process, steadily renewing the leadership of the company at all levels for the past eight years. The changes announced today are part of this process. They also

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reflect the growing importance of our concessions and international operations and the benefits of streamlining the organization and increasing accountability.”

This report contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ir.ica.mx

For more information please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608

Gabriel de la Concha

gabriel.delaconcha@ica.mx

Corporate Finance Director and Treasurer

Victor Bravo

victor.bravo@ica.mx

Chief Financial Officer

In the US: Daniel Wilson

+(1212) 689 9560

dbmwilson@zemi.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2015	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer